FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 22, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

August 22, 2006

                                                                     On August 22, 2006 OAO Tatneft issued the following press-release:

License for Romashkinskoye Oil Field Extended

22 August 2006

In July 2006 the Russian  Federal  Agency for Use of Subsoil and OAO Tatneft  signed an addendum to License TAT 10572 NE for the use of subsoil for the purposes of oil and gas production at  Romashkinskoye  oil field that extends the term of the OAO Tatneft's license for this oil filed until July 2038.

Romashkinskoye  oil field is the largest and the oldest  among those  developed  by OAO  Tatneft.  Rais S. Khisamov, the Chief Geologist
of OAO Tatneft, commenting on the extension of the license,  said:  "Romashkinskoye  is a historical oil field.  It played a very important role in the development  of oil production  industry of our country and despite its high depletion  remains one of the most important oil fields in Russia whose potential has not being fully realized."

Romashkinskoye  is located in the Republic of  Tatarstan  and was  discovered  in 1948.  Production  from this oil field began in early
1950s and  reached  its peak in the second half of 1970s.  Currently  Romashkinskoye  oil field is one of the largest oil fields in the world.  According to the report of Miller and Lents,  independent oil and gas consultants,  Romashkinskoye proved oil reserves (SPE) as of 1 January 2006 were 3.255 billion barrels which constitutes 55.6% of all proved oil reserves of OAO Tatneft.

Taking into account high depletion of Romashkinskoye  oil field (more than 80%),  according to OAO Tatneft's  experts,  starting from 1
January 2007,  when recently  approved  amendments to the Russian Tax Code will come into effect,  oil  production  from this oil field will be subject to the reduced rate (with application of the discount tied to depletion levels).

Forward-looking  statements:  This press-release may contain certain  forward-looking  statements of OAO Tatneft.  OAO Tatneft does not guarantee occurrence of any events mentioned in such statements as well as term of their occurrence.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   August 22, 2006